UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under the Securities Exchange Act of 1934
For the month of August 2025
Commission File Number:
001-13928

Royal Bank of Canada
(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3B 3A9
Canada M5J 2J5	Attention: Vice President,
Attention: Vice President,	Associate General Counsel
Associate General Counsel	& Corporate Secretary
& Corporate Secretary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F
☐
   Form
40-F
☒
This report on Form
6-K,
management’s discussion and analysis and unaudited interim condensed consolidated financial statements included in exhibit 99.2, and exhibit 99.3 hereto are incorporated by reference as exhibits into the Registration Statement on Form
F-3
(File
No. 333-275898)
and the Registration Statements on Form
S-8
(File Nos.
333-12036,
333-12050,
333-13052,
333-13112,
333-117922,
333-207754,
333-207750,
333-207748,
333-252536,
333-268715,
333-287828
and
333-287969).

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: August 27, 2025	By:	/s/ Katherine Gibson
	Name:	Katherine Gibson
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2025 Earnings Release

99.2	Third Quarter 2025 Report to Shareholders (which includes management’s discussion and analysis and unaudited interim condensed consolidated financial statements)

99.3	Return on Equity and Assets Ratios

Rule 13a-14(a)/15d-14(a) Certifications

31.1	- Certification of the Registrant’s Chief Executive Officer
31.2	- Certification of the Registrant’s Chief Financial Officer

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)